News Release TSX-V: PDO 11-16 September 29, 2011

PORTAL COMPLETES HORIZONTAL OIL WELL AT THE SALT LAKE PROJECT IN SASKATCHEWAN

Portal Resources Ltd. (TSX Venture Exchange: PDO) (Frankfurt: P5H) is pleased to announce that it has drilled and cased its third horizontal well in the Birdbear zone on its Salt Lake Project in West Central Saskatchewan.  The well was drilled to a total depth of 1,225 metres, resulting in a horizontal leg of 289 metres.  Good reservoir and oil staining were observed throughout the section. Completion and equipping operations are being scheduled.

This is the sixth well (three horizontal and three vertical) drilled or recompleted on the play since Portal initiated development in May of this year.   Presently two vertical and one horizontal wells are producing at a gross rate of 85 (21 net) bopd.  Portal is continuing to review and evaluate field data with a recompletion and workover pending on the two suspended wells.

Portal has a 25% working interest in the Salt Lake Project, which covers six sections of land (3,840 acres) near the town of Macklin in West Central Saskatchewan.  The Birdbear oil play is a carbonate/dolomite formation that correlates to the Nisku formation in Alberta.   The formation lies at a depth of approximately 800 metres with a pay zone of four to seven metres of 12° API oil.  Horizontal wells drilled in Saskatchewan qualify for the provincial drilling incentive program (2.5% royalty on the first 100,000 barrels of oil).

Portal is well positioned to continue its reserve growth. The Company has identified additional drill locations on the Salt Lake Project and plans to drill additional horizontal wells during the fiscal year.

About Portal

Portal Resources is focused on the exploration and development of oil and gas in North America. Please refer to the Company’s website for additional information at www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

This press release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: David Hottman, President & CEO at 403-514-8259 t E-mail: info@portalresources.net

or

Geoffrey Vanderburg, Bryan Mills Iradesso Telephone: 403-503-0144 ext 203 t E-mail: portal@bmir.com